[On TTM Technologies Letterhead]
March 13, 2008
VIA FACSIMILE (202-772-9210) AND EDGAR
LaTonya D. Reynolds
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	TTM Technologies, Inc.
Registration Statement on Form S-3
File No. 333-148687
Dear Ms. Reynolds:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, TTM Technologies, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the Company’s Registration Statement on Form S-3 (No. 333-148687) (as amended, the “Registration Statement”) to 10:00 a.m. Eastern time on Monday, March 17, 2008, or as soon thereafter as practicable.
     The Company acknowledges that (1) should the Commission or staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Upon declaration of effectiveness of the Registration Statement, please advise Michael Kaplan of Greenberg Traurig at (602-445-8313) to confirm effectiveness or to communicate any questions or concerns you may have regarding this letter.
     Thank you for your consideration.

Sincerely,
/s/ Steven W. Richards

Steven W. Richards Executive Vice President and Chief Financial Officer

cc: Michael L. Kaplan, Esq.